Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 4, 2014

Fantex, Inc.

Beginning on March 27, 2014, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporter Terry Lally from SumZero (together, the “Emails”), the transcript of which is attached hereto as Annex A. The Emails reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Arian Foster Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-191772 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Arian Foster Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Emails quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Emails contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  In the Emails, Mr. French states, “Fantex was created to allow individual investors to participate in the income streams of their favorite athletes and entertainers,” that “people want to choose which stocks they invest in,” and that “[Fantex] fully plans to have ‘baskets’ of athletes available on the platform.” In addition, reporter Terry Lally states that “[Fantex is providing] a way to participate in the athlete’s earnings power for investors/fans,” and refers to “athlete tracking stocks.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (the “Arian Foster Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand, and Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•      In the Emails, Mr. French states, “While we fully intend bring athletes from other sports to the platform, investing in the brand of an NFL player offers unique elements on its own compared to other sports — particularly the opportunity for a post-career in broadcasting, the opportunities for which are much higher in football than any other sport.” The Company clarifies that this statement was based the Company’s belief that broadcasting opportunities available to former NFL players are more lucrative than those available to other former professional athletes due to the relative prominence of televised football broadcasts in comparison with those of other major professional and collegiate sports. For example, according to SportsMediaWatch.com, 46 of the 50 most watched sporting events in 2013 were NFL games.

•                  In the Emails, Mr. French states that “the average career length for an NFL player drafted in the first round is 9.4 years; the average for someone selected to at least 1 pro-bowl is 11.4 years.” The average career length of an NFL football player that is drafted in the first round is 9.3 years and 11.7 years for a player that is selected to at least one Pro Bowl.  A more detailed description of the estimation of athlete career length is included in the Registration Statements.

•                  In the Emails, Mr. Tally states that “Vernon Davis’s endorsement contracts in 2014 and beyond only represent $413,000.” In addition, Mr. French states that “the $413,000 is the amount that’s currently under contract.” Vernon Davis currently has endorsement contracts or license agreements under which he is entitled to aggregate compensation of up to approximately $338,000 for the years ending December 31, 2014, 2015 and 2016.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “plan,” “promises,” “hope,” “believe,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails beginning March 27, 2014 between Fantex, Inc. and Terry Lally of SumZero

Publication: SumZero

Reporter: Nicholas Kapur

Date: 3/27/14 — 3/31/14

Email (from AlexaRae Antekeier, FP to Nicholas Kapur, SumZero)

Date: 3/31/14

Time: 9:32 AM ET

Hi Nick,

Hope you had a great weekend.

Please find the answers to Tally’s questions from Fantex CEO, Buck French, attached. After he reviews, is it possible to schedule a follow-up phone call with him and Buck? I know Buck would welcome the chance to make an introduction via phone and answer any additional questions Tally may have.

Please let me know what days/times might be best for him.

Thanks!

AlexaRae

Attached Content:

Terry Lally, Spotlight Funds: As a fan and investor, valuing the brands of athletes and celebrities is a fun exercise. Given the size, structure and expected liquidity, the Fantex offering seems to be positioned for the retail investor and fan rather than institutional investors. Is that a fair characterization?

Buck French, Fantex: Fantex was created to allow individual investors to participate in the income streams of their favorite athletes and entertainers and for these remarkable people, in turn, to have thousands of shareholders that will amplify their brands. Having said that, there has been significant interest in our first offering — Fantex Vernon Davis — from institutional investors: one is not precluding the other.

Terry Lally, Spotlight Funds: Fantex is taking a unique approach to providing upfront liquidity to athletes and a way to participate in the athlete’s earnings power for investors/fans. It reminds me of Harvard Business School’s Entrepreneurial Finance Professor Bill Sahlman’s offer to pay $1m for a percentage of any of his students’ earnings. He was highlighting the ability to create a portfolio of call options since he knew that the average earnings potential was high and every class would have a few homeruns. The NFL is a high paying job but careers can be short due to injury and competition. A few legends can become the next Joe Montana on endorsements, Troy Aikman or Phil Simms in the broadcasting booth but most athletes earn significantly less after their playing days and a few have PR issues like OJ Simpson. Why create single athlete tracking stocks rather than a diversified portfolio of contracts? A diversified portfolio would improve predictability by diversifying away some of the “stock specific” risks such as injury or negative PR.

Buck French, Fantex: Our approach is really no different than the traditional equity markets. People want to choose which stocks they invest in. We fully plan to have “baskets” of athletes available on the platform over time. However, we don’t feel the absence of ETF-like investments makes the current platform any less compelling.

Terry Lally, Spotlight Funds: Your first, three brand management contracts are in football. Why start with football with its shorter careers, nonguaranteed contracts, and lower endorsement potential than a sport like baseball (longer careers, guaranteed contracts) or significant endorsement earnings like golf or Nascar? If cash flows were more predictable and longer tailed, it would be more like the structured settlements industry which arbitrages discount rates (seller has a higher discount rate than the buyer) and takes advantage of current low interest rates.

Buck French, Fantex: While we fully intend bring athletes from other sports to the platform, investing in the brand of an NFL player offers unique elements on its own compared to other sports — particularly the opportunity for a post-career in broadcasting, the opportunities for which are much higher in football than any other sport. There are a number of misconceptions about how professional athletes are compensated. For example, substantial money in NFL contracts is, in fact, guaranteed. It is also a misconception that all professional golfers have significantly longer career length than pro-bowl football players, for example.   The average career length for an NFL player drafted in the first round is 9.4 years; the average for someone selected to at least 1 pro-bowl is 11.4 years.  Career length in any sport is about what data you are looking at and analyzing.

Terry Lally, Spotlight Funds: Fantex’s first three contracts are very different assets: Vernon Davis is a veteran All Pro tight end, Arian Foster was an undrafted RB who became a Fantasy Football star but is returning from a season ending injury and EJ Manuel is a young, 2nd year quarterback playing in a small but loyal market (Jim Kelly who is unfortunately battling cancer had a few national endorsements with the Bills success). How do you see building the portfolio of Fantex tracking stocks by position, individual brands, target markets and/or professional sports?

Buck French, Fantex: We see building a very diverse portfolio of hundreds of athletes (and eventually entertainers) across any number of sports, playing any number of positions, and at various points in their career. While all within football to date, our signings so far have been a microcosm of that strategy.

Terry Lally, Spotlight Funds: In valuing brand assets, there are bond-like elements (existing contracts, endorsements) and call options (new contracts, new endorsements, and post playing career earnings potential). Most of the value is from the player’s NFL contracts with the key assumptions being longevity and contract terms. How do you incorporate the NFL’s non-guaranteed contract risk?

Buck French, Fantex: Our securities are based on the cash-on-cash returns of an athlete’s brand, and we apply various discount rates to various income streams to adjust for risk. The farther out, the higher this discount rate. Having said that, it is simply not true that all of the money paid NFL players is unguaranteed.

Terry Lally, Spotlight Funds: There have been many recent high profile salary cap cuts (Michael Vick, DeMarcus Ware, Mark Sanchez, Darrelle Revis, etc.). This highlights that big contract signing #’s may not actually be received by the athlete and exposes the athlete/Fantex to mark to market risk/opportunity of new contract. Many teams “ask” players to restructure contracts to be more cap friendly. How would a contract restructuring be treated under the Fantex tracking stock?

Buck French, Fantex: It depends on the reason for the “cut”. Often, salary cap restructuring involves moving money that was contracted into bonus or other pools that are not amortized the same way to make room for salary cap in out years. It’s a literal restructuring, not a reduction. Because we’re acquiring an interest in the cash flow of the athlete, this kind of forward-loaded restructuring would be a good thing for investors. Of course, any restructuring resulting in a reduction in that income stream would represent less monies available for distribution to the shareholders and represents a risk.

Terry Lally, Spotlight Funds: Using the Vernon Davis tracking stock as an example of understanding the individual security and valuation assumptions:  four major categories with different risk profiles: 1)existing NFL contract through 2015 2)future NFL contracts (starting 2016) 3)endorsements and 4)post career earnings. 80% of Fantex’s Vernon Davis DCF is based on NFL player contracts.49% is based on the key assumption of a $33m new contract after his current contract expires after the 2015 season. You primarily use the 2007 Tony Gonzalez and 2010 Antonio Gates contracts as comparables. How have tight end position salaries changed since then?

Buck French, Fantex: To estimate Vernon’s next contract, we actually did regression analysis on all tight end who were drafted and retired between 1990-2010, to determine his career length.  This yielded a dataset of 212 tight ends.  To estimate his future contract to complete his career, we then looked at all active and retired NFL tight ends, who averaged at least 600 receiving yards per season, were elected to at least one Pro Bowl, played greater than 8 NFL Season; and signed a contract after 30 years old after 2005.  There were only two players who signed multi-year deals who shared those same attributes with Vernon Davis. In other words, these two were derived as comparables from the data, not cherry picked.

Terry Lally, Spotlight Funds: Do you think the Saints Jimmy Graham “hybrid” tight end definition may change salaries for elite tight ends?

Buck French, Fantex: Depending on how the league categorizes these players, it may.

Terry Lally, Spotlight Funds: What is the salary cap position of the 49ers? Do they have key younger players looking for long term deals which may make experienced veterans like Davis less valuable?

Buck French, Fantex: We think Vernon Davis is an accomplished tight end who, based on his career performance, will be a solid contributor to the 49ers for many years to come. While we have no reason to believe that won’t happen, we feel equally confident his career performance would be equally as valuable in the open market.

Terry Lally, Spotlight Funds: Regarding endorsements, I’m surprised that Vernon Davis’s endorsement contracts in 2014 and beyond only represent $413,000 or approximately 1% given his strong career and active brand marketing through Under Armour and other media. The forecast assumes his endorsement income significantly increases to $8.3m. Since only elite athletes like Michael Jordan, Arnold Palmer, Jack Nicklaus or Joe Montana earn significant endorsement income after their careers, this assumes a significant increase in endorsement income during his remaining playing years. The prospectus discusses “advising” athletes on their brands and strategies such as social media to create greater brand awareness. What specific brand building strategy do you have for Vernon Davis?

Buck French, Fantex: To be clear, the $413,000 is the amount that’s currently under contract — not a cumulative number. With that, our management team has a deep background in building consumer brands. Fantex implements any number of traditional brand building elements to these athletes to position them better during their career and lay the ground work for a successful post career. In Vernon’s case, we’ve done a number of things. For example, we arranged a visit to the Sochi Olympics where he was able to intern as an announcer and spend time with NBC personnel learning the business.

Terry Lally, Spotlight Funds: Does Fantex have relationships to bring commercial endorsements like Leigh Steinberg’s former Quarterbacks Club or is it still left up to the athlete’s individual agent?

Buck French, Fantex: Yes. The Fantex team works very closely with the athlete’s team. In broad terms, the agent’s job is sales/monetization while Fantex focuses on marketing/awareness.

Terry Lally, Spotlight Funds: The 20X increase in endorsement contracts seems aggressive for an athlete who already had strong brand building support from brand innovator Under Armour. The Post Career earnings forecast assumes $5.5m. What field do you expect for Mr. Davis’s post career earnings? If broadcasting, what are market rates on the different tiers of announcers (Tier 1: Simms/Aikman/Monday Night Football, Tier2: Major TV 2nd group, NFL Network analysts, Tier 3 Developing stable who only get a few games when they need extras)?

Buck French, Fantex: We feel the valuations are reasonable, certainly in the context of the discount rates that have been applied to adjust for risk. The estimate of Vernon’s long-term endorsements is $8.3M (cumulative) before any discount rate is applied and is reduced to $6M. His post-career is valued at $5.5M, but — given it’s longer afield — it has been discounted down to $1.4M. This means Vernon has to make a little over $1M dollars in his entire post career for investors to break even on that portion of his career. Anything above that amount would represent a potential upside.

Terry Lally, Spotlight Funds: To use a sports betting term, your DCF sets the Over/Under line: The Over for an investor to “win” requires Vernon Davis to earn at least $33m on a new NFL contract, a 20X step up in endorsements and $5.5m post career earnings. The investor’s “Under” Risks are: Age/Productivity decline impacting new contract value, Injury, Salary Cap Cuts, Brand Damage, Endorsement Income does not increase materially, Less Lucrative Post Career Earnings. Is that an accurate way to view the opportunity here?

Buck French, Fantex: The key point you are missing is our gross estimates are discounted to adjust for the risks you outline.  For example, the $33M in future contract earnings referenced above is being acquired for just over $19M. Net/Net: we’re acquiring a 10% interest in an estimated aggregate cashflows of over $60M for $40M.  We then are applying our brand marketing expertise to an eye of growing those cashflow streams.

Terry Lally, Spotlight Funds: You are asking investors and athletes to take a Leap of Faith on a new security and firm. The contracts are contingent on raising the financings. With the security structure, the investor is taking Fantex counterparty risk since the tracking stock ultimately becomes convertible into Fantex platform stock solely at the discretion of Fantex’s Board. The recent Mt. Gox bankruptcy highlighted counterparty risk. There are limited financial disclosures for Fantex except reference to the history of startup losses, dependence on parent to fund losses and 5% management fee to the parent. For the platform to become profitable, it requires building a portfolio of contracts to get to scale. What level of athlete brand income do you need from the multiple tracking stocks for the platform to reach profitability? Can you provide disclosures on Fantex’s financials?

Buck French, Fantex: The stock is not convertible for the first 2 years and then, as it states in the prospectus, the major reason for conversion would be due to the brand contract not generating income any longer.  Unlike the example you provided, Fantex Inc.’s financial statements are disclosed in the S-1 and are audited by Deloitte.

Terry Lally, Spotlight Funds: Musician royalties have been securitized. Why select the tracking stock structure over securitization? With its separate custody, legal rights and cash flow prioritization, securitization removes the counterparty risk and would make the offering more acceptable to institutional investors.

Buck French, Fantex: We at our core are a brand building company.  We are not about providing a pass through for the cashflows of the athlete. We believe that we can acquire the cashflows with a basic return in mind for our investors and importantly enhance the income streams to provide a greater return in the future through our marketing expertise.

Terry Lally, Spotlight Funds: The athlete is expected to make payments to Fantex. There has been a history of high profile athletes having financial problems (Mike Tyson) despite earning significant career income. Why not have legal rights to the key contracts and have income assigned to Fantex vs. taking the athlete’s credit risk? There has also been a history of athlete’s avoiding disclosure of extra income (IRS audit of Pete Rose’s baseball card signings)? How do you effectively track and protect Fantex’s share of extra income? You have audit rights. Is there any teeth other than suing?

Buck French, Fantex: Where possible, Fantex will gain assignment of the acquired percentage in contracts, so we may be paid directly from the contracting party.  Fantex also has audit rights through to the athlete’s tax returns.  As part of our on-going disclosure, we will provide asset-to-debt ratios to our investors to provide an early warning system to potential bankruptcy.  Any failure to comply with the contract signed between Fantex & the athlete, would be considered a breach which we would enforce by seeking the appropriate remedy.

Terry Lally, Spotlight Funds: Why does an athlete sign a brand management contract? They are earning very strong incomes.  Does it signal the need for cash flow to fund their lifestyle? Is it a hedge on the Under: getting cut, injury?

Buck French, Fantex: The individuals on our platform are doing it neither for the money or as a hedge. Of course, athletes want to be fairly compensated. However, their primary goal is to help manage and amplify their brands — both during and after their playing careers — by creating thousands of brand advocates who are also participating shareholders.

Terry Lally, Spotlight Funds: Secondary market trading is exclusively through FBS ATS (Fantex alternative trading system). Investors need to have an account with Fantex. With the trading restrictions and security structure, this appears to be a buy and hold security like the Green Bay Packers or Boston Celtics rather than an actively traded security with liquid markets. You are not required to act as market maker. What do you expect the daily trading volume to be? Will it be like closed end funds or the timeshare market where sellers have to take a significant discount for liquidity?

Buck French, Fantex: Our system is a bid/ask system with liquidity dependent on the marketplace. We fully intend these securities to be actively traded.  Given the tremendous amount of general information available on these brands, we believe investors will form trading opinions and trade.

Terry Lally, Spotlight Funds: Do you want to attract institutional investors? Are you willing to make structural changes to satisfy institutional requirements? As an institutional investor, I have a number of concerns regarding estimating cash flows (magnitude, duration) as well as structure (not securitized, custody, conversion into platform stock taking Fantex credit risk, transparency into Fantex’s financials, governance Board “extraordinary latitude without your consent”  conversion, dividends,  attributing assets/liabilities, expenses, can vote to force conversion).

Buck French, Fantex: We’ve had strong interest from institutional investors.  Many find the security very interesting because, based on the estimates, an investor can get their money back in a reasonably short period of time and still have the call option on the upside.  This is precisely what makes this an attractive non-correlated equity.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

This email will be filed with the SEC and as such will be publicly available.

Email (from AlexaRae Antekeier, FP to Nicholas Kapur, SumZero)

Date: 3/27/14

Time: 2:54 PM ET

Thank you so much for these, Nick! They are great questions. I’ve passed them along to Buck and team, and should have his answers back to you and Tally shortly.

In the meantime, please feel free to reach out with any additional questions.

Best,

AlexaRae

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus.

This email will be filed with the SEC and as such will be publicly available.

Email (from Nicholas Kapur, SumZero to AlexaRae Antekeier, FP)

Date: 3/27/14

Time: 12:48 PM ET

Hi AlexaRae,

I’ve got the attached Q’s for the Q&A attached right here. Terry Lally (the interviewer) is headed off on vacation for the next few days, so don’t think an intro is necessary at this point. Perhaps afterward if there are any follow-ups. Might as well get started on filling out the interview. These are phenomenal questions and Terry and I look forward to Buck’s answers. Should be a great piece.

Best,

Nick

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